UBS AG

Postfach

CH-8098 Zurich

Tel +41-44-234 11 11

Deputy Group General Counsel

Group Corporate, Transactions & Governance

Louis Eber

HGBT GLW9 ENL

Bahnhofstrasse 45

8098 Zurich

Tel. +41-44-234 59 54

Fax +41-44-234 87 15

louis.eber@ubs.com

www.ubs.com

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

February 1, 2013

Re:	UBS AG Form 20-F for the fiscal year ended December 31, 2011
Forms 6-K furnished July 31, 2012 and October 30, 2012
Response dated September 10, 2012

Dear Ms. Ciboroski:

We have received your letter dated January 30, 2013, outlining further comments from your office with respect to certain accounting and other issues raised by the captioned filings of UBS AG and our responses to earlier questions raised by the Staff.

We are working diligently on preparing written responses to the several issues raised. We expect that this process will take more than the ten business days within which you have requested a response, because of the need to discuss the issues, and the commitments as to future disclosure that the SEC is requesting us to make, internally among numerous senior members of management. We are in the process of finalizing our fourth quarter 2012 report, which is scheduled to be released on Tuesday, February 5, 2013, and we will not have an opportunity to consider or incorporate any changes into that report as a result of these comments. We will, of course, consider your comments and incorporate them as appropriate into our 2012 Annual Report on Form 20-F, which we expect to file on March 14, 2013.

We expect to be in a position to supply our full response to your comments by February 28, 2013.

Please contact us if you have any concerns about this.

Very truly yours,

UBS AG

/s/ Louis Eber	/s/ Sarah Starkweather
Louis Eber	Sarah Starkweather
Group Managing Director	Director